SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13G
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      ZENITH NATIONAL INSURANCE CORP.
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                 989390 109
                               (CUSIP Number)


                                June 1, 2000
          (Date of Event Which Requires Filing of this Statement)


                                  COPY TO:

                            JONATHAN L. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                        300 SOUTH GRAND, 34TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071
                               (213) 687-5000

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Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)


CUSIP No. 989390 109                    13G                     Page 1 of 4


1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HARVEY L. SILBERT

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                    (a)     | |
                                                            (b)     |X|

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER
                 1,053,640 shares

      6.    SHARED VOTING POWER
                 200,000 shares

      7.    SOLE DISPOSITIVE POWER
                 1,053,640 shares

      8.    SHARED DISPOSITIVE POWER
                 200,000 shares

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,253,640 shares

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                                     | |
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 7.29%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN


     This Statement (the "Statement") constitutes the Schedule 13G (the "Schedule 13G") of Harvey L. Silbert. Mr. Silbert is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13G.

Item 1(a).  NAME OF ISSUER

            Zenith National Insurance Corp., a California corporation.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            21255 Califa Street, Woodland Hills, California 91367

Item 2(a).  NAME OF PERSON FILING

            Harvey L. Silbert

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

            10100 Santa Monica Boulevard
            Suite 2200
            Los Angeles, California 90067-4164

Item 2(c).  CITIZENSHIP

            U.S.A.

Item 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock, par value $1.00 per share

Item 2(e).  CUSIP NO.:

            989390 109

Item 3.     Not applicable.

Item 4.     OWNERSHIP

            (a)  Amount Beneficially Owned: 1,253,640 shares
            (b)  Percent of Class:  7.29%
            (c)  Number of shares as to which the person has:

                 (i)   sole power to vote or to direct the vote: 1,053,640
                 (ii)  shared power to vote or to direct the vote: 200,000
                 (iii) sole power to dispose or to direct the disposition of:
                       1,053,640
                 (iv)  shared power to dispose or to direct the disposition of:
                       200,000

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON

            Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

Item 10.    CERTIFICATIONS

            Not applicable.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2000
                                                HARVEY L. SILBERT



                                                By: /s/ Harvey L. Silbert
                                                   --------------------------